

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Dr. Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
P.O. Box 189
Randolph, VT 05060

> **Re:** **DanDrit Biotech USA, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 23, 2014**
> **File No. 333-193965**

Dear Dr. Leire:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 27

1. Please revise to remove the effects of receiving offering proceeds as your offering is a best efforts offering. In this regard, delete the as adjusted $6 million and maximum offering columns in the table. Also, make conforming changes to dilution on page 28.

2. Please revise the on an actual basis column heading "Proforma Combined DanDrit Biotech USA, Inc. and Subsidiary" as this column represents the DanDrit Biotech USA, Inc. historical financial statements as of March 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the three months ended March 31, 2014 and March 31, 2013, page 32

3. Please refer to comment 5. The explanation of your change in consulting expenses for the three months ended March 31, 2014 compared to March 31, 2013 provides information about activities in 2012 which do not appear to be relevant to this discussion but may be relevant to the discussion of the year ended December 31, 2013 compared to 2012. Please revise. In addition, please disclose the nature of expenses related to the "Company's efforts of financing through debt and equity offerings" recorded in general and administrative expenses for the three months ended March 31, 2014.

Comparison of the years ended December 31, 2013 and December 31, 2012, page 32

4. Please reverse the order of the amounts for 2013 and 2012 in your discussion for consulting expenses to appropriately match amounts with the respective year.

Our Business
Clinical Trials Data and Product Approvals, page 42

5. We note your response to our prior comment 9 and associated revisions to your disclosure. It appears that the quality of life results from the Phase I/II colorectal cancer trial in Denmark discussed at the bottom of page 43 of your amended Form S-1 were identical to the quality of life results observed in the Phase II colorectal cancer trial in Singapore discussed on page 46. Please confirm that the results of the quality of life questionnaires for your CRC trial in Denmark and your CRC trial in Singapore were identical or revise your disclosure as necessary.

6. We note your response to our prior comment 10 and associated revisions to your disclosure. You state on page 43 that "there was a significantly lower [SF-36 questionnaire] score towards the end of the [CRC Denmark] study concerning 'general health perception' ($p=0.006$) and 'vitality' ($p=0.011$). The p-values indicate that these results were statistically significant and therefore likely to be non-random. You make the identical statement on page 46 with respect to the CRC Singapore study. If, as you state on page 44, lower scores on the SF-36 Global Health Score questionnaire reflect more, rather than less, disability, please provide the raw SF-36 scores to which you refer, specify precisely when these scores were observed during the study and explain what, if any, conclusions or inferences can be drawn from these results.

Experts, page 80

7. Please revise to refer to the financial statements of DanDrit Biotech USA, Inc., not DanDrit Denmark.

<u>Exhibit 23.1</u>

    8. Refer to our prior comment 15. Please revise this exhibit to consent to the use of the report for DanDrit Biotech USA, Inc. and not DanDrit Biotech A/S.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       David N. Feldman
       Richardson & Patel LLP
       The Chrysler Building
       405 Lexington Avenue, 49th Floor
       New York, NY 10174